ACKNOWLEDGEMENT

OF

SOLIDO VENTURES, INC.

July 11, 2011

1.

Solido Ventures, Inc. (the “Company”) received comments from the SEC by a letter dated July 11, 2011, related to its Form 10-12G/A filing on June 23, 2011.

2.

As a result of the letter, the Company will file its Second Amendment to its Form 10-12G/A filing.

3.

Pursuant to the SEC comment letter, the SEC asked that the Company make certain acknowledgments with respect to its Form 10-12G/A filing.

Accordingly, the Company makes the following acknowledgments:

1.

 The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2.

The SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SOLIDO VENTURES, INC.

/s/ Michael Burns
Michael Burns, President & CEO